File No. 82-1106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: March 13, 2002

GOLDCORP INC.

(Registrant’s Name)

145 King Street West, Suite 2700
Toronto, Ontario MSH 1J8
CANADA
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [_]	Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

            This Form 6-K includes the following information with respect to Goldcorp Inc. (the “Registrant”):

Date	Item	Exhibit No.

02/07/02	News Release with the Registrant’s fourth-quarter and full year results for 2001..................................... 1
02/11/02	News Release regarding the Registrant’s planned two-for-one stock split ................................................ 2
02/20/02	Letter to Shareholders, Notice of Special Meeting of Shareholders, Management Information
Circular and Form of Proxy for Common Shares relating to proposed stock split*.................................. 3

03/08/02	News Release regarding the Registrant’s quarterly dividend .....................................................................4

____________

*	This material was previously submitted under cover of Form 6-K in paper format on March 8, 2002.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC. By: ________________________________
Name: Victoria K. Russell Title: Vice President Legal Services

Date: March 13, 2002